Exhibit

Exhibit Description

99.1	Announcement on 2014/07/30: Important Resolutions from 12th term 18th Board Meeting

99.2	Announcement on 2014/07/30: UMC announced its unconsolidated operating results for the second quarter of 2014

99.3	Announcement on 2014/07/31: To announce related materials on acquisition of Intangible assets

99.4	Announcement on 2014/08/01: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2014/08/05: To announce related materials on acquisition of facilities and equipment

99.6	Announcement on 2014/08/05: To announce related materials on acquisition of facilities and equipment

99.7	Announcement on 2014/08/06: To announce related materials on acquisition of facilities and equipment

99.8	Announcement on 2014/08/08: To announce related materials on acquisition of facilities

99.9	Announcement on 2014/08/08: To announce related materials on acquisition of facilities

99.10	Announcement on 2014/08/19: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2014/08/08: July Revenue

99.12	Announcement on 2014/08/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Important Resolutions from 12th term18th Board Meeting

1.Date of occurrence of the event:2014/07/30
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4.Reciprocal shareholding ratios:N/A
5.Name of the reporting media:N/A
6.Content of the report:N/A
7.Cause of occurrence:
The board meeting has approved important resolutions as follows:
(1)Approved 2Q 2014 Financial Statement.

The Company’s consolidated revenue for the second quarter of 2014 was NT$NT$35.87 billion and net income attributable to the stockholders of the parent was NT$3.48 billion, with EPS of NT$0.28.

(2)Approved this round’s capital budget execution of NTD 11,496 million towards capacity deployment.

8.Countermeasures:None
9.Any other matters that need to be specified:None

Exhibit 99.2

UMC announced its unconsolidated operating results for the second quarter of 2014

1.Date of occurrence of the event:2014/07/30
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4.Reciprocal shareholding ratios:N/A
5.Name of the reporting media:N/A
6.Content of the report:N/A
7.Cause of occurrence:
UMC Reports Second Quarter 2014 Results
28nm Moves to Mass Production with Increasing Momentum in 2H14
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2014.
Revenue was NT$35.87 billion, with gross margin at 22.9% and operating margin at 8.1%. Net income attributable to the stockholders of the parent was NT$3.48 billion, with earnings per ordinary share of NT$0.28.
Mr. Po-Wen Yen, CEO of UMC, said “In the second quarter of 2014, UMC recorded NT$32.57 billion in revenue from the foundry segment, with operating margin from foundry operations of 10.2%. Wafer shipments reached 1.426 million 8-inch equivalent wafers. Our 28nm business represented 1% of revenue, while 40nm accounted for 21%.”
CEO Yen added, “Second quarter foundry revenue grew 13.4% sequentially, fueled by strong communication segment demand that lifted capacity utilization to 90%. Market conditions also reflected a turnaround, with rising demand for portable computing devices helping to drive our 28nm shipments. We project continued 28nm revenue contribution growth in 3Q14 as a result of the sustained demand for mobile and tablet computing. We are optimistic in the long term that our 28nm production ramp will strengthen our overall product mix and generate abundant opportunities for UMC to win additional foundry market share. For other technologies, we have strengthened the IP portfolio for our 55nm LP platform to address low power and wireless applications by offering Kilopass’ Gusto and Cypress’s SONOS embedded flash memories. These enhanced IP solutions will further diversify our manufacturing offerings to fulfill a broader range of specialty technology products on our proven and versatile 55LP platform. Designers in wearable and Internet of Things (IoT) applications have already realized product tape-outs using our 55LP technologies and IP.”
CEO Yen continued, “We expect the semiconductor demand strength to continue into the third quarter of 2014. For 28nm momentum, our activities have increased, including IP verifications, customer tape outs on standalone products and product reliability qualifications. These 28nm customer collaborations will provide further traction heading into the second half of 2014. UMC will continue to broaden our customer base and penetrate additional high growth areas to expand customer adoption. We remain confident for the long term, as our sound business strategies, solid engineering execution and strong commitment to customer service will help ensure UMC’s future business growth and deliver enhanced profitability to raise shareholder value.”
Third Quarter of 2014 Outlook & Guidance :
Foundry Segment Wafer Shipments: To increase by low single-digit percentage range
Foundry Segment ASP in US$: To remain flat
Foundry Segment Profitability: Gross profit margin will be in the mid-20 percentage range
Foundry Segment Capacity Utilization: Low-90% range
2014 CAPEX for Foundry Segment: US$1.3bn
Guidance to New Business Segment: Revenue to be approximately NT$1.2bn and net loss attributable to UMC parent company to be approximately NT$760mn
8.Countermeasures:N/A
9.Any other matters that need to be specified:N/A

Exhibit 99.3

To announce related materials on acquisition of Intangible assets

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Intangible assets
2.Date of occurrence of the event:2013/11/07~2014/07/31
3.Volume, unit price, and total monetary amount of the transaction:
Transaction volume:one batch;average unit price:$404,540,833 NTD;
total transaction price:$404,540,833 NTD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
APPLIED MATERIALS SOUTH EAST ASIA PTE LTD. TAIWAN BRANCH; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):Not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Base on purchase order payment term.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
transaction:price negotiation; the reference basis for the decision on price:
market price. The decision-making department:the Selection Meeting
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Not applicable
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:Not applicable
13.Broker and broker’s fee:Not applicable
14.Concrete purpose or use of the acquisition or disposition: The software for production
15.Net worth per share of company underlying securities acquired or disposed of:Not applicable
16.Do the directors have any objection to the present transaction?:Not applicable
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/07/16~2014/08/01
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price:$730,282,799 NTD;
total transaction price:$730,282,799 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of facilities and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Facilities and equipment
2. Date of the occurrence of the event: 2013/08/29~2014/08/05
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume:a batch;average unit price:$614,933,810 NTD;
total transaction price:$614,933,810 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVA TECHNOLOGY CORP.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of facilities and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Facilities and equipment
2. Date of the occurrence of the event: 2013/08/19~2014/08/05
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume:a batch;average unit price:$614,700,366 NTD;
total transaction price:$614,700,366 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): WHOLETECH SYSTEM HITECH LIMITED; non-related party transaction; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/06/27~2014/08/06
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume:one batch;average unit price:$700,371,969 NTD;
total transaction price:$700,371,969 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of facilities

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities
2. Date of the occurrence of the event: 2014/08/07~2014/08/08
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume:a batch;average unit price:$324,250,000 NTD;
total transaction price:$324,250,000 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Apex Science & Engineering Corp.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For operation
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of facilities

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities
2. Date of the occurrence of the event: 2013/08/12~2014/08/08
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume:a batch;average unit price:$497,359,687 NTD;
total transaction price:$497,359,687 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hueng Luei Process Industry Co.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For operation
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/07/17~2014/08/19
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume:one batch;average unit price:$661,407,140 NTD;
total transaction price:$661,407,140 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.11

United Microelectronics Corporation
August 8, 2014

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of June 2014.

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%
July	Net sales	11,541,996	11,557,852	-15,856	-0.14%
Year-to-Date	Net sales	79,104,932	71,243,972	7,860,960	11.03%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,400,000	1,400,000	42,194,334
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.12

United Microelectronics Corporation
For the month of July, 2014

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of
		shares as of June	Number of shares as
Title	Name	30, 2014	of July 31, 2014	Changes
Associate Vice President	Ji Fu Kung	30,741	110,741	80,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	June 30, 2014	July 31, 2014	Changes
—	—	—	—	—